Amscan Inc. • 80 Grasslands Road • Elmsford, New York 10523 • (914)345-2020 Mr. Ryan C. Milne September 3, 2008 Accounting Branch Chief Division of Corporation Finance Mail Stop 3561 United States Securities and Exchange Commission Washington, D.C. 20549 Dear Mr. Milne, We have received your comment letter of August 22, 2008, regarding your review of our 2007 10-K and our first and second quarter 2008 10-Q’s. We acknowledge that our company is responsible for the adequacy and accuracy of the disclosures in these, and all, filings with the Commission. We acknowledge that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings. We acknowledge that our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We respond to your comments as noted below. Revised pages attached are keyed to your comment numbers. Comment 1 — 2007 10-K, Item 9A Controls and Procedures page 48 We confirm that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, to allow timely decisions regarding required disclosure. We have revised our report to include this wording, and that same revised narrative which will be included in all future Exchange Act filings. Comment 2 — Management’s Annual Report on Internal Control over Financial Reporting -page 48 We have revised the report to include the statement noted in your letter which explains why there is no attestation report by our registered public accounting firm. — Everything in Decorations and Party Goods

Comment 3 — Consolidated Statements of Stockholders’ (Deficit) Equity, page F-5 Our statement of stockholders’ equity references the issuance of both redeemable and non-redeemable common stock. We have shown the issuance of any redeemable common stock in the statement, and then we have shown that stock being immediately reclassified out of stockholders’ equity into a “mezzanine” classification on our balance sheet, as required by the SEC. We have now dropped the issuance and reclassification from the statement of stockholders’ equity, and that removes the question of what causes the reclassification. We have also revised our balance sheet to only reflect in stockholders equity the number of shares that are non-redeemable. (The dollar amounts do not change.) We have also made revisions to Footnote 9 to better clarify all the redeemable common stock, and added a chart which shows the components of redeemable common securities, which ties back to the balance sheet. We removed the footnote reference to the stock issued in connection with the Party America acquisition, because the total of both redeemable and non-redeemable stock no longer appears on the statement of stockholders’ equity. Since the statement of stockholders’ equity will now only reference non-redeemable shares, we believe the reader should simply refer to the non-redeemable shares issued, which are presented on that statement. Comment 4 — Store Closure Costs, page F-l1 We have added the following statement to the footnote on store closure costs. “A liability is incurred when it is probable that the company is legally obligated for these closure costs.” Comment 5 — Loans and Notes Payable, page F-l7 We believe that the consequences of exceeding our borrowing base are adequately disclosed in Footnote 7 — we may not borrow any amount above what our borrowing base supports. Our borrowing base is tested and reported to our lenders every month, which is standard procedure. During 2007, our borrowing base was never lower than the maximum amount that we could borrow under our revolving credit facility. We don’t believe that expansion of our footnote description is necessary. Comment 6 — Capital Stock, page F-25 Footnote 9 states that we used a third party valuation consultant to estimate the fair value of our common stock and the common stock of PCFG.

We did not actually use a third party valuation consultant. Our private equity owners use a valuation model to determine the fair value of our common stock. For PCFG, the valuation that would control the amount that we would have to pay for PCFG redeemable common stock is determined by a specific formula based on a multiple of EBITDA. We have corrected the footnote. If we do use an independent valuation consultant for this purpose in the future, we will identify the independent expert and file a consent from that expert as an exhibit. Comment 7 — Equity Incentive Plan, page F-27 Your comment notes that we classify fully vested options as redeemable common securities. However, that statement, included in Note 15, only applies to options to purchase 98.182 shares of our stock, not all of our options. We have revised this footnote to describe the top executive options in more detail, as we did in 2006. We have also added a sentence to make it clear that only these 2004 stock options were treated this way, and all options issued subsequent to 2004 were accounted for as described in the remainder of the footnote. Comment 8 — Exhibits 31.1 and 31.2 We have revised the certification to include the language that you reference. Comment 9 — Item 4. Controls and Procedures, page 29, Form 10-Q March 31, and June 30, 2008 We have corrected our disclosure to confirm that our principal executive and financial officers did, in fact, conclude that our disclosure controls and procedures were effective as of the end of the periods covered by these reports. We also confirm that our future evaluations of our disclosure controls and procedures will be performed as of the end of each fiscal quarter. Sincerely, Thomas J. Remebach Vice President — Finance

Item 9A. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures We have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report pursuant to Rules 13a-15 and 15d-15 of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. (b) Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of fiscal 2007 identified in connection with our Chief Executive Officer’s and Chief Financial Officer’s evaluation that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. (c) Management’s Annual Report on Internal Control Over Financial Reporting The management of Amscan is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d — 15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, Amscan’s principal executive and principal financial officers, or persons performing similar functions, and effected by Amscan’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: — Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the a of Amscan; — Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance generally accepted accounting principles, and that receipts and expenditures of Amscan are being made only in accordance with authorizations of management and directors of Amscan; and Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Amscan’s that could have a material effect on the financial statements. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effect ive can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. This annual report does not include an attestation report of the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report. Item9B. Other Information
Not applicable.

Table of Contents AMSCAN HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS
Dollars in Thousands, except per share amounts) | | December 31, } —— 2007 2006 —— —
| | ASSETS Current assets: Cash and cash equivalents $17,274 $4,966 Accounts receivable, net of allowances 98,425 95,470 Inventories, net of allowances 319,621 227,450 Prepaid expenses and other current assets 62.046 35.700 —— — total current assets 497,366 363,586 Property, plant and equipment, net 174,198 155,443 Goodwill 565,343 476,704 Trade names 179,787 143,000 Other intangible assets, net 42,526 47,407 Other assets, net 39.625 31.231 —— — Total assets $1,498,845 $1,217,371 —— — LIABILITIES, REDEEMABLE COMMON SECURITIES AND STOCKHOLDERS’ EQUITY Current liabilities: Loans and notes payable $153,170 $4,930 Accounts payable 120,293 110,429 Accrued expenses 91,428 68,089 Income taxes payable 15,481 8,874 Current portion of long-term obligations 8.620 3.703 —— — Total current liabilities 388,992 196,025 Long-term obligations, excluding current portion 584,336 558,372 Deferred income tax liabilities 94,360 83,592 Deferred rent and other long-term liabilities 21.789 10.199 —— — Total liabilities 1,089,477 848,188 Redeemable common securities 33,782 9,343 Commitments and contingencies Stockholders’ equity: Common Stock ($0.01 par value; 40,000.00 shares authorized; 30.436.9629.543.16 and — 30.100.75 29.526.07 shares issued and outstanding at December 31, 2007 and December 31, — 2006 respectively.) — — Additional paid-in capital 326,741 331,113 Retained earnings 46,494 27,264 Accumulated other comprehensive income 2,351 1.463 — total stockholders’ equity 375.586 359.840 —— — Total liabilities, redeemable common securities and stockholders’ equity $1.498.845 $1,217,371 —— — See accompanying notes to consolidated financial statements.

Table of Contents
AMSCAN HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY For the Years Ended December 31, 2005, 2006 and 2007 (Dollars in Thousands, except per share amounts)
Accumulated Additional Other Common Paid-in Retained Comprehensive Common Shares Stock Capital Earnings Loss
Balance at December 31, 2004 13,962.3813,665.47 — $ 136,819 $ 8,564 $ 1,345 i Net income 12,260 Net change in cumulative translation adjustment (2,699) Reclassification adjustment for terminated interest rate swap and foreign exchange contracts, net of taxes 357 Comprehensive income Issuances of shares of common stock 62.00 624 Issuances of shares of common stock in connection with the Party City Acquisition 13,868.7513,664.58 166,425163,205 166,42 Purchase and retirement of redeemable Common Stock held by a former employee (10.40) Reclassification of common stock to redeemable common securities (3,220) Stock option compensation expense 335
27,882.73 Balance at December 31, 2005 27.392.05 — 300,983 20,824 (997) Net income 6,440 Net change in cumulative translation adjustment 2,446 Change in fair value of interest rate swap and foreign exchange contracts, net of taxes 14 Comprehensive income Issuances of shares of common stock 154.66 1,899 Issuances of shares of common stock in connection with the Party America Acquisition 2.071.361.979.36 29,51726,881 29,5 Rollover options issued in connection with the Party America Acquisitions 142 Purchase and retirement of redeemable common stock held by a former employee Reclassification of common stock to redeemable common securities (2,522) Stock option compensation expense 1,208 Balance at December 31, 2006 30,100.7529,526.07 $— $ 331,113 $27,264 $ 1,463 5 Net income (loss) 19,261 Cumulative change from adoption of FIN 48 (see Note 5) (31) Net change in cumulative translation adjustment 1,633 Change in fair value of interest rate swap contracts, net of income tax benefit (514) Change in fair value of foreign exchange contracts, net of income tax benefit (231) Comprehensive income (loss) Issuance of shares of redeemable and non-redeemable common stock 342.6922,71 4,788213 Reclass of common stock to redeemable common securities (4,565) Revaluation of common stock (6,442) Purchase and retirement of redeemable and non-redeemable common stock held by former employees (6.48)(5.62) (80)(10) Equity based compensation expense 1,928 Balance at December 31, 2007 30,436.9629,543.16 $— $ 326,742 $46,494 $ 2,351 $ 37 F-5

Table of Contents AMSCAN HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued) Revenue Recognition The Company’s terms of sale to retailers and other distributors are generally F.O.B. shipping point and, accordingly, title and the risks and rewards of ownership are generally transferred to the customer, and revenue is recognized, when goods are shipped. The Company estimates reductions to revenues for volume-based rebate programs at the time sales are recognized. Revenue from retail operations is recognized at the point of sale. The Company estimates future retail sales returns and records a provision in the period that the related sales are recorded based on historical information. Retail sales are reported net of taxes collected. Shipping and Handling Outbound shipping costs billed to customers are included in net sales. The costs of shipping and handling incurred by the Company are included in cost of sales., Store Closure Costs The Company records estimated store closure costs, estimated lease commitment costs net of estimated sublease income and other miscellaneous store closing costs when the liability is incurred. A liability is incurred when it becomes probable that the Company is legally obligated for these closure costs. Product Royalty Agreements The Company enters into product royalty agreements that allow the Company to use licensed designs on certain of its products. These contracts require the Company to pay royalties, generally based on the sales of such product, and may require guaranteed minimum royalties, a portion of which may be paid in advance. The Company matches royalty expense with revenue by recording royalties at the time of sale, at the greater of the contractual rate or an effective rate calculated based on the guaranteed minimum royalty and the Company’s estimate of sales during the contract period. If a portion of the guaranteed minimum royalty is determined to be unrecoverable, the unrecoverable portion is charged to expense at that time. Guaranteed minimum royalties paid in advance are recorded in the consolidated balance sheets as other assets. Catalogue Costs The Company expenses costs associated with the production of catalogues when incurred. Art and Development Costs Art and development costs are primarily internal costs that are not easily associated with specific designs, some of which may not reach commercial production. Accordingly, the Company expenses these costs as incurred. Derivative Financial Instruments The Company accounts for derivative financial instruments pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended and interpreted, requires that all derivative financial instruments be recognized on the balance sheet at fair value and establishes criteria for both the designation and effectiveness of hedging activities. The Company uses derivatives in the management of interest rate and foreign currency exposure. SFAS No. 133 requires the Company to formally document the assets, liabilities or other transactions the Company designates as hedged items, the risk being hedged and the relationship between the hedged items and the hedging instruments. The Company must measure the effectiveness of the hedging relationship at the inception of the hedge and on an on-going basis. F-12

Note 9 — Capital Stock

At December 31, 2007 and 2006, the Company's authorized capital stock consisted of 10,000.00 shares of preferred stock, $0.01 par value, of which no shares were issued or outstanding and 40,000.00 shares of common stock, $0.01 par value, of which 30,436.96 and 30,100.75 shares were issued and outstanding, respectively. Of these, 893.79 and 574.67 shares were redeemable and classified as "redeemable common securities" on the balance sheet, as described below.

Comment 3

During the year ended December 31, 2007, management shareholders purchased 248 shares of redeemable common stock, valued at $3,534. The company also issued 70.175 redeemable shares in conjunction with the acquisition of certain retail operations, and 1.8 redeemable shares to certain management shareholders.

At December 31, 2007 and 2006, certain current and former employees owned ~~296.91~~893.79 and ~~204.17~~574.67 shares of AAH common stock, respectively. Under the terms of the AAH stockholders' agreement dated April 30, 2004, the Company has an option to purchase all of the shares of common stock held by ~~former~~these employees and, ~~under certain circumstances~~upon their death or disability, these~~former~~ employee stockholders can require the Company to purchase all of their shares ~~held by the former employee~~. The purchase price as prescribed in the stockholders' agreements is to be determined through a market valuation of the minority-held shares or, under certain circumstances, based on cost, as defined therein. The aggregate amount that may be payable by the Company to all employee stockholders, based on the estimated fair value of fully paid and vested common securities, totaled $~~20,338~~ 18,546 and $~~9,343~~ 8,189 at December 31, 2007 and 2006, respectively, and is classified as redeemable common securities on the consolidated balance sheet, with a corresponding adjustment to stockholders' equity. As there is no active market for the Company's common stock, the Company estimates the fair value of its common stock based on ~~an enterprise valuation as estimated by third party valuation consultants~~ a valuation model confirmed periodically by its recent acquisitions~~.~~ ~~During the year ended December 31, 2007, the Company purchased and retired 6.5 shares of redeemable common stock held by former employees at an estimated fair value of $80.~~

Comment 6

~~On September 29, 2006, in connection with the Party America Acquisition, the outstanding common stock options and subordinated debt of Party America were exchanged for AHH stock and common stock options valued at $29,659.~~

As explained in Note 15, in 2004, the CEO and President exchanged vested Amscan stock options for vested AAH stock options to purchase 98.182 shares. These options are classified as redeemable common securities of $1,792 at December 31,2007, and $1,154 at December 31, 2006.

At December 31, 2007 certain employees of PCFG owned 8,443.72 and 5,000.00 shares of PCFG common stock, respectively. Under the terms of the PCFG's stockholders' agreement dated November 2, 2007, the PCFG has an option to purchase all of the shares of common stock held by former employees and, under certain circumstances, former employee stockholders can require PCFG to purchase all of the shares held by the former employee. The purchase price as prescribed in the stockholders' agreements is to be determined through a specific EBITDA-based formula~~market valuation of the minority-held shares or, under certain circumstances, based on cost, as defined therein~~. The aggregate amount that may be payable by the Company to all employee stockholders, based on the estimated fair value of fully paid and vested common securities, totaled $13,444 at December 31, 2007, and is classified as redeemable common securities on the consolidated balance sheet, with a corresponding adjustment to stockholders' equity. ~~As there is no active market for the PCFG's common stock, PCFG and the Company estimate the fair value of its common stock based on an enterprise valuation as estimated by third party valuation consultants.~~

Comment 6

Total redeemable common securities on the balance sheet consist as follows:

	2007	2006
Redeemable common shares	$18,546	$8,189
2004 top executive stock options	1,792	1,154
Redeemable PCFG minority interest shares	13,444	-
	$33,782	$9,343

Comment 3

The Company has not paid any dividends on the Common Stock and has no current plans to pay cash dividends in the foreseeable future. The Company currently intends to retain its earnings for working capital, repayment of indebtedness, capital expenditures and general corporate purposes. In addition, the Company's current credit facility and the indenture governing its

F-27

interest rate cap61126- Change in fair market value of the foreign exchange contracts-171(1,220) Gain on sale of property, plant, and equipment(152)(879)- Foreign currency (gain) or loss 388 78 7 Early extinguisment of debt 16,360 — 3,998 Impairment of investment in subsidiary 2,005 Other expense (income), net 180 (67) (538) Other (income) expense, net $18,214 $(1,000) $3,224 Note 14 — Employee Benefit Plans Certain subsidiaries of the Company maintain profit sharing plans for eligible employees providing for annual discretionary contributions to a trust. Eligible employees are full time domestic employees who have completed a certain length of service, as defined, and attained a certain age, as defined. In addition, the plans require the subsidiaries to match from 25% to 100% of voluntary employee contributions to the plan, not to exceed a maximum amount of the employee’s annual salary, which ranges from 4% to 6%. Profit sharing expense for the years ended December 31, 2007, 2006, and 2005 totaled $4,736, $3,576, and $1,999, respectively. Note 15 — Equity Incentive Plan On May 1, 2004, the Company adopted the 2004 Equity Incentive Plan under which the Company may grant incentive awards in the form of restricted and unrestricted common stock options to purchase shares of the Company’s common stock (“Company Stock Options”) to certain directors, officers, employees and consultants of the Company and its affiliates. A committee of the Company’s board of directors (the “Committee”), or the board itself in the absence of a Committee, is authorized to make grants and various other decisions under the 2004 Equity Incentive Plan. Unless otherwise determined by Table of Contents AMSCAN HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued) the Committee, any participant granted an award under the 2004 Equity Incentive Plan must become a party to, and agree to be bound by, the Company’s stockholders’ agreement. Company Stock Options reserved under the 2004 Equity Incentive Plan total 3,474.6898 and may include incentive and nonqualified stock options. Company Stock Options are nontransferable (except under certain limited circumstances) and, unless otherwise determined by the Committee, vest over five years and have a term often years from the date of grant. Fully vested options to purchase 65.455 and 32.727 shares of AAH common stock for $2,500 per share under the 2004 Equity Incentive Plan with intrinsic values of $492 and $245 and estimated fair values of $590 and $290, respectively, are classified as redeemable common securities on tho Company’s consolidated balance sheet. In 2004. the CEO and President exchanged 8.411 vested options to purchase shares of Amscan common stock, which had an intrinsic value of $900 for vested options to purchase 98.182 shares of AAH common stock for $2.500 per share under the new equity incentive plan, with an intrinsic value of $737 and an estimated fair value of $880. The fair value of those options was recorded as part of the purchase price allocations, and has been classified as redeemable common securities on the consolidated balance sheet All other stock options were issued after 2004 and have been accounted for as described below. In April 2005, the Company granted 722 time-based options (“TBO’s”) and 760 performance based options (“PBO’s”) to key employees and its outside directors, exercisable at a strike price of $10,000. Under the PBO feature, the ability to exercise vested option awards is contingent upon the occurrence of an initial public offering of the Company’s common stock or a change in control of the Company and the achievement of specified investment returns to the Company’s shareholders. The Company used a minimum value method under SFAS No. 123, as amended by SFAS No. 148,

Exhibit 31.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a) Or Rule 15d-14(a) under the Securities Exchange Act, as amended I, Gerald C. Rittenberg, certify that: 1.1 have reviewed this annual report on Form 10-K of Amscan Holdings, Inc ; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(iD for the registrant and have: a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) Omitted as permitted;Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles: c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting. Date: March 28, 2008 /s/ Gerald C. Rittenberg Gerald C. Rittenberg Chief Executive Officer (Principal executive officer)

Exhibit 31.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a) Or Rule 15d-14(a) under the Securities Exchange Act, as amended
I, Michael A. Correale, certify that:
1.1 have reviewed this annual report on Form 10-K of Amscan Holdings, Inc;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f) for the registrant and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within thos entities, particularly during the period in which this report is being prepared;
b) Omitted as permitted; Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:
c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual reporf)that has materially affected or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.
Date: March 28, 2008
/s/ Michael A. Correale —
Comment 8 Michael A. Correale
Chief Financial
Officer (Principal
financial officer)

Table of Contents
statement can be guaranteed. Actual results may vary materially. Investors are cautioned not to place undue reliance on any forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to: our inability to satisfy our debt obligations, the reduction of volume of purchases by one or more of our large customers, our inability to collect receivables from our customers, the termination of our licenses, our inability to identify and capitalize on changing design trends and customer preferences, changes in the competitive environment, increases in the costs of raw materials and the possible risks and uncertainties that have been noted in reports filed by us with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2007.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our earnings are affected by changes in interest rates as a result of our variable rate indebtedness. However, we have utilized interest rate swap agreements to manage the market risk associated with fluctuations in interest rates. If market interest rates for our variable rate indebtedness averaged 2% more than the interest rate actually paid for the three months ended March 31, 2008 and 2007, our interest expense, after considering the effects of our interest rate swap agreements, would have increased, and the loss before income taxes and minority interest for the quarters ended March 31, 2008 and 2007 would have increased by $2.5 million and $1.9 million, respectively. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowings and interest rate swap agreements. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that we would take and their possible effects, the sensitivity analysis assumes no changes in our financial structure.
Our earnings are also affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately in European countries, as a result of the sales of our products in foreign markets. Although we periodically enter into foreign currency forward contracts to hedge against the earnings effects of such fluctuations, we may not be able to hedge such risks completely or permanently. A uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which our foreign sales are denominated would have resulted in a decrease in gross profit and an increase in operating losses of $1.4 million and $1.2 million for the three months ended March 31, 2008 and 2007, respectively. These calculations assume that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, which could change the U.S. dollar value of the resulting sales, changes in exchange rates may also affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.
Item 4. Controls and Procedures
We have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of march 31,2008 pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Act) during the fiscal quarter ended March 31,2008 identified in connection with the evaluation by our management, including our Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Comment 9

Table of Contents such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof and similar words. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements in this quarterly report and in any public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. Investors are cautioned not to place undue reliance on any forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to: our inability to satisfy our debt obligations, the reduction of volume of purchases by one or more of our large customers, our inability to collect receivables from our customers, the termination of our licenses, our inability to identify and capitalize on changing design trends and customer preferences, changes in the competitive environment, increases in the costs of raw materials and the possible risks and uncertainties that have been noted in reports filed by us with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2007. Item 3. Quantitative and Qualitative Disclosures About Market Risk Our earnings are affected by changes in interest rates as a result of our variable rate indebtedness. However, we have utilized interest rate swap agreements to manage the market risk associated with fluctuations in interest rates. If market interest rates for our variable rate indebtedness averaged 2% more than the interest rate actually paid for the three months ended June 30, 2008 and 2007, our interest expense, after considering the effects of our interest rate swap agreements, would have increased, and the income (loss) before income taxes and minority interest for the quarters ended June 30, 2008 and 2007 would have decreased (increased) by $2.5 million and $1.9 million, respectively and the income (loss) before income taxes and minority interest for the six months ended June 30, 2008 and 2007 would have decreased (increased) by $5.0 million and $3.9 million, respectively . These amounts are determined by considering the impact of the hypothetical interest rates on our borrowings and interest rate swap agreements. This analysis does not consider the effects of the reduced . level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that we would take and their possible effects, the sensitivity analysis assumes no changes in our financial structure. Our earnings are also affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately in European countries, as a result of the sales of our products in foreign markets. Although we periodically enter into foreign currency forward contracts to hedge against the earnings effects of such fluctuations, we may not be able to hedge such risks completely or permanently. A uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which our foreign sales are denominated would have resulted in a decrease in gross profit and a decrease (increase) in operating income (loss) of $1.5 million and $1.3 million for the three months ended June 30, 2008 and 2007, respectively and $2.9 million and $2.6 mil lion for the six months ended June 30, 2008 and 2007 respectively. These calculations assume that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, which could change the U.S. dollar value of the resulting sales, changes in exchange rates may also affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices. Item 4. Controls and Procedures We have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30,2008 pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Act”). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Act) during the fiscal quarter ended June 30, 2008, identified in connection with the evaluation by our management, including our Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Comment 9